Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings:
Pre-tax income from continuing operations	$8,381	$10,796	$12,326	$13,386	$14,496
Add:
Fixed charges	109	103	185	233	258
Pre-tax income from continuing operations plus fixed charges	$8,490	$10,899	$12,511	$13,619	$14,754
Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$1	$5	$58	$84	$83
Estimated interest component included in rent expense	108	98	127	149	175
Total fixed charges	$109	$103	$185	$233	$258
Ratio of earnings to fixed charges	78	106	68	58	57